Exhibit 12
                        AMERICAN AIRLINES, INC.
           Computation of Ratio of Earnings to Fixed Charges
                             (in millions)

                                            Three Months     Six Months
                                           Ended June 30,  Ended  June 30,
                                           2007    2006    2007     2006

Earnings (loss):
 Earnings (loss) before income taxes        $271    $280   $  322   $  174

 Add: Total fixed charges (per below)        418     426      852      845

 Less:  Interest capitalized                   5       7       14       14
   Total earnings before income taxes       $684    $699   $1,160   $1,005

Fixed charges:
 Interest                                   $203    $211   $  410   $  418

 Portion of rental expense
  representative of the interest factor      212     212      436      419


 Amortization of debt expense                  3       3        6        8
    Total fixed charges                     $418    $426   $  852   $  845

 Ratio of earnings to fixed charges         1.64    1.64     1.36     1.19


Note:As  of  June  30, 2007, American has guaranteed approximately
     $1.1 billion of AMR's unsecured debt and approximately $368 million of AMR Eagle's secured debt. The impact of these unconditional guarantees is not included in the above computation.